Mail Stop 3561

October 8, 2009

Susan S. Lanigan, Esq.
Executive Vice President, General Counsel
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

>   **Re: Dollar General Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 25, 2009**
>   **File No. 333-161464**

Dear Ms. Lanigan:

　　We have reviewed your letter dated September 24, 2009 in response to our comment letter dated September 18, 2009 and your amended registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We reviewed your response to comment four in our letter dated September 18, 2009 and the supplemental material you provided in response to this comment, including the map that will appear on the inside cover of the prospectus. In connection with our review, we also examined the "Store Locations Map" located on your website at this address: http://www.dollargeneral.com/OurStores/Pages/StoreLocationsMap.aspx. Please tell us why the number of stores varies between the two maps and revise the artwork or your website, as necessary.

Prospectus Summary, page 1

2. We reviewed your response to comment nine in our letter dated September 18, 2009.
    To the extent that you retain the detailed information in your summary regarding your
    progress since your 2007 merger, your competitive strengths and your growth
    strategy, please balance this discussion with a discussion of the risks associated with
    your continued progress, your competitive position and your growth strategy. In this
    regard, we note the following risks:

    •   the fact that you have substantial debt could limit your ability to pursue your
        growth strategy;

    •   your debt agreements contain restrictions that limit your flexibility in operating
        your business;

    •   your plans depend significantly on initiatives designed to increase sales and
        improve the efficiencies, costs and effectiveness of your operations, and failure to
        achieve or sustain these plans could affect your performance adversely;

    •   your private brands may not achieve or maintain broad market acceptance, which
        increases the risks you face; and

    •   your planned future growth will be impeded, which would adversely affect sales,
        if you cannot open new stores on schedule.

    These risks are only examples. Please revise your prospectus summary to provide a
    more balanced discussion.

Risks Related to this Offering and Ownership of Our Common Stock, page 19

You will incur immediate and substantial dilution in the net tangible book…, page 19

3. We reviewed your response to comment 14 in our letter dated September 18, 2009.
    Because this offering is the initial public offering of your common stock and you
    disclose that new investors will suffer immediate and substantial dilution in the net
    tangible book value of the shares they purchase, we believe the disclosures required
    by Item 506 of Regulation S-K provide material information to investors in the
    offering. Accordingly, please provide a dilution table in your prospectus or tell us
    why you believe dilution of book value disclosures are not material to investors.

Capitalization, page 27

4. We reviewed your response to comment 16 in our letter dated September 18, 2009
    and reissue that comment. Capitalization generally includes long-term debt, stock

and retained earnings. The capitalization table should not function as a balance sheet. To the extent you believe the information is vital to an investor's understanding of your business and the offering, you may include a discussion in the liquidity and capital resources subsection of your prospectus regarding the use of cash since your most recent balance sheet date arising from or related to the offering, such as the special dividend and the payments due under the Monitoring Agreement.

Market and Industry Data, page 83

5. We reviewed your response to comment seven in our letter dated September 18, 2009. However, it appears that you continue to include language in this section that can be interpreted as a disclaimer of the information contained in the filing. For example, you state that industry publications, studies and surveys "generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information," and you state that you "have not independently verified industry, market and competitive position data from third party sources." Please revise or advise.

Principal and Selling Shareholders, page 126

6. We reviewed your response to comment 27 in our letter dated September 18, 2009. Please tell us whether CPP Investment Board (USRE II) Inc. has shared voting or investment control over the shares of the company in which it has an indirect interest. If so, please disclose the natural person, natural persons or public company that has the ultimate voting or investment control over such shares. Alternatively, please tell us where in your document you have included this information or why it is not appropriate for you to disclose this information.

Authorized Capital, page 143

7. We note your disclosure in the prospectus summary in the penultimate bullet on page seven that you will complete a reverse stock split prior to the consummation of the offering. Please revise the last paragraph under this heading to include a reference to the reverse split or tell us why it is not appropriate to do so.

Underwriting, page 153

8. We reviewed your response to comment 30 in our letter dated September 18, 2009. Please include the first sentence of that response in your document or tell us why it is not appropriate to do so.

Financial Statements, page F-1

Condensed Consolidated Balance Sheets, page F-61

9. We reviewed your response to comment 34 in our letter dated September 18, 2009.
    Please include an explanatory note on the face of your interim balance sheet that
    briefly explains the reason for presentation of your pro forma balance sheet. Please
    ensure the explanatory note includes a cross-reference to footnote 10 of your interim
    financial statements where the special dividend is described in further detail.

Note 10. Share-based payments, page F-43

10. We reviewed your response to comment 39 in our letter dated September 18, 2009.
    We note that you had independent valuation reports prepared as of May 2, 2008,
    January 30, 2009 and May 28, 2009 and that your board of directors and management
    considered these independent valuation reports along with your recent and projected
    financial performance and other factors in determining the fair value of your common
    stock used in your share-based compensation expense calculations. Please provide us
    with copies of the independent valuations you obtained, along with the specific other
    factors the board of directors and management considered in determining the fair
    value of your common stock at January 21, 2008, August 28, 2008, December 19,
    2008, March 18, 2009 and May 28, 2009. Please include a summary of your recent
    and projected financial performance, the valuations of comparable companies, the
    status of material pending and threatened litigation and other market conditions
    considered at each of these dates in the determination of the fair value of your
    common stock. As part of your analysis, please ensure you address why you believe
    there was no change in the fair value of your common stock in the extended period
    from July 6, 2007 through December 19, 2008. In addition, please tell us how the
    estimated fair value at the date of the most recent two grant dates compares to the
    anticipated offering price for your stock in the current offering. We may have further
    comment after reviewing your response.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Attorney-Adviser, at (202) 551-3513, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph H. Kaufman, Esq.
       Simpson Thacher & Bartlett LLP
       Via Facsimile